VIA EDGAR

March 10, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Babette Cooper

Re:    Re: CF Acquisition Corp. VIII

Form S-1/A filed March 5, 2021

File No. 333-253308

Dear Ms. Cooper:

CF Acquisition Corp. VIII., (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 8, 2021, regarding Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed on March 5, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form S-1/A filed March 5, 2021

Related Party Transactions, page 96

1.

We note the revised disclosure that your sponsor transferred founder shares to independent director nominees. With a view to disclosure on page 137, please advise us of your determination of director independence and the extent to which the transferred shares could interfere with the exercise of independent judgment in carrying out the responsibilities of a director. We note in this regard that “[s]uch securities will be worthless if [you] do not complete an initial business combination” but could be worth a significant amount even if the market performance of the shares after an initial business combination results in a significant loss to investors who purchase in this offering.

We acknowledge the Staff’s comment. In evaluating the impact of founder share ownership of Robert Hochberg and Charlotte Blechman on their director independency, our board of directors has considered the following:

Nature of Transfer: As disclosed in the Registration Statement, the 10,000 founder shares were transferred by our sponsor to each of Mr. Hochberg and Ms. Blechman as compensation for their services on our board upon consummation of this offering.

Amount of Shares Transferred: The amount of shares transferred is nominal and accounts for a small percentage of our outstanding shares both prior to and upon this offering.

Transfer Restrictions Applicable to Such Shares: Such shares are not transferrable until the earlier of (A) one year after the completion of our initial business combination or (B) subsequent to our initial business combination, (x) if the last reported sale price of our Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, capital stock exchange or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Impact of A Specific Transaction on Value of Such Shares: Our board of directors will evaluate and approve our potential business combination on a deal by deal basis. While the value of founder shares owned by our director nominees is affected by whether we eventually enter into a business combination, it is less likely affected by whether we enter into a transaction with any specific target business.

Considering the foregoing, our board of directors has determined that the founder share ownership does not constitute a material relationship that would interfere with the exercise of independent judgment of our director nominees in carrying out their responsibilities, particularly performance of their duties in connection with evaluating any potential target business.

Conflicts of Interest, page 141

2.

We note revised disclosure on pages 35 and 143 regarding conflicts of interest due to multiple affiliations, including other SPACs. Your revised disclosure on page 143 addresses specific considerations for Cantor SPAC II and Cantor SPAC III and states that all suitable target businesses will be presented to them and the other “Prior Cantor SPACs” as defined on page 5. Please revise the text and table on page 143 and where appropriate to clarify what determines the order or priority. For example, it is unclear if opportunities will be offered to each of the prior SPACs by order of the date they were founded, the number attributed to the SPAC or otherwise.

In response to the Staff’s comment, we have revised the Registration Statement to add additional disclosure on this topic.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

CF Acquisition Corp. VIII

By:	/s/ Howard W. Lutnick
Name:	Howard W. Lutnick
Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP